SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                     Central Newspapers, Inc.
                         (Name of Issuer)

              Class A Common Stock, Without Par Value
                  (Title of Class of Securities)

                            154647 10 1
                          (CUSIP Number)

                          T. Alan Russell
               8335 Allison Pointe Trail, Suite 300
                    Indianapolis, IN 46250-1687
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           June 24, 1997
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following page(s))

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  154647 10 1

(1)  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Liberty Fund, Inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)  [    ]
     (b)  [    ]

(3)  SEC Use Only _________________________________

(4)  Source of Funds (See Instructions)   NOT APPLICABLE

(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)   [   ]

(6)  Citizenship or Place of Organization:     INDIANA

(7)  Number of Shares Beneficially Owned by Each Reporting
     Person With Sole Voting Power:     100,000

(8)  Number of Shares Beneficially Owned by Each Reporting
     Person With Shared Voting Power:     -0-

(9)  Number of Shares Beneficially Owned by Each Reporting
     Person With Sole Dispositive Power:    100,000

(10) Number of Shares Beneficially Owned by Each Reporting
     Person With Shared Dispositive Power:     -0-

(11) Aggregate Amount Beneficially Owned by each Reporting
     Person:     100,000

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) [  ]

(13) Percent of Class Represented by Amount in Row (11):  0.45%

(14) Type of Reporting Person (See Instructions):        CO

ITEM 4.   PURPOSE OF TRANSACTION.

   This Amendment No. 1 to Schedule 13D is being filed by Liberty Fund, Inc. ("Liberty Fund") solely to report a material decrease in the percentage of the Issuer's Class A Common Stock (the "Common Stock") that is beneficially owned by Liberty Fund arising from the sale of 1,526,333 shares of Common Stock in a secondary public offering consummated on June 24, 1997.

   Liberty Fund acquired 1,242,600 shares of Common Stock on May 20, 1997, pursuant to the distribution from the Estate of Enid Goodrich. As a result of the distribution, Liberty Fund had sole voting and dispositive power with respect to 2,389,500 shares of Common Stock. In April 1997, Liberty Fund entered into an agreement with the Issuer to sell 763,167 shares of Common Stock to the Issuer at $49.50 per share (the "Goodrich Repurchase") and the Issuer agreed to use its best efforts to assist Liberty Fund in selling all but 100,000 of its remaining shares of Common Stock in a secondary public offering. On April 30, 1997, the Issuer filed a registration statement on Form S-3 with the Securities and Exchange Commission pursuant to which Liberty Fund intended to sell up to 1,526,333 shares of Common Stock. The Goodrich Repurchase was consummated on May 20, 1997.

   On May 29, 1997, Liberty Fund filed the initial Schedule 13D with the United States Securities and Exchange Commission, via direct transmission to the EDGAR system, reporting the distribution from the Estate of Enid Goodrich, the Goodrich Repurchase, and the proposed secondary public offering. The secondary public offering closed on June 24, 1997 whereby Liberty Fund sold 1,526,333 shares of Common Stock.

   Liberty Fund does not have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) & (b).   The beneficial ownership of Liberty  Fund  as  of  the date of
             this   Statement  is  set  forth  below.   The  percentage  of
             beneficial  ownership  in  this  amended Schedule 13D is based
             upon  22,092,244  shares  of  Common  Stock   outstanding   as
             reported by the Issuer on May 20, 1997. Liberty Fund has sole voting and dispositive power with respect to all of the shares indicated below.

                            Number              Percent
                           OF SHARES           OF CLASS
Liberty Fund                100,000              0.45%

(c) With the exception of the Goodrich Repurchase and the secondary public offering, Liberty Fund has not effected any transaction in the Common Shares of the Issuer in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               LIBERTY FUND, INC.


                               By:     /S/ T. ALAN RUSSELL
                                    T. Alan Russell, Chairman
                                    and Chief Executive Officer

                                    Dated:   June 30, 1997